Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176772
PROSPECTUS SUPPLEMENT
(To Prospectus dated September 29, 2011)

QUANTUM FUEL SYSTEMS TECHNOLOGIES WORLDWIDE, INC.

This prospectus supplement amends and supplements the prospectus supplement dated August 19, 2013 and its accompanying prospectus dated September 29, 2011, related to our At The Market Offering Agreement with Ascendiant Capital Markets, LLC (“Ascendiant”), dated August 19, 2013 (the “Sales Agreement”), pursuant to which Ascendiant has acted as our agent to sell up to $6,000,000 in aggregate amount of shares of our common stock, par value $0.02 per share (“Common Stock”), in “at the market offerings” as defined in Rule 415 of the Securities Act of 1933, as amended. This prospectus supplement should be read together with the prospectus and prospectus supplement to which it relates.
Effective September 17, 2013, we terminated the Sales Agreement and, pursuant to such termination, there will be no future sales of our Common Stock under the Sales Agreement. As of the effective date of the termination of the Sales Agreement, we had sold 937,425 shares of our Common Stock under the Sales Agreement for aggregate gross proceeds of $1,895,573, less aggregate commissions of $65,255 to Ascendiant and other fees and expenses, for aggregate net proceeds to us of approximately $1,830,318.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement and the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 18, 2013.